Filed Pursuant to Rule 424(b)(3)
File No. 333-116439

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated September 2, 2005)

ARBIOS SYSTEMS, INC.

Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated September 2, 2005 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Management Changes.

Effective November 7, 2005, Walter C. Ogier became our new President and Chief Executive Officer. In addition, on November 8, 2005, Mr. Ogier was appointed as a member of our Board of Directors.

Prior to joining us, Mr. Ogier was for four years the President and Chief Executive Officer of GENETIX Pharmaceuticals, Inc., a private genomics and gene therapy company. From 1997 to 2001, Mr. Ogier was President and Chief Executive Officer of Eligix, Inc., a Harvard University-affiliated, venture backed company, engaged in monoclonal antibody-based therapies for stem cell transplantation and immune therapy. From 1994 to 1997, Mr. Ogier was with Aastrom Biosciences, Inc., a publicly traded company developing patient-specific products utilizing proprietary adult stem cell technology. While at Aastrom, Mr. Ogier first served as Director of Marketing before being promoted to Vice President of Marketing. Prior to that, from 1987 to 1994, Mr. Ogier held various positions with Baxter Healthcare Corporation and its Fenwal Division, and subsequently served as Director, Business Development in the Immunotherapy Division. Mr. Ogier earned a Bachelor of Arts degree in Chemistry from Williams College in 1979, and received his Masters in Business Administration from Yale School of Management in 1987.

Under the terms of an employment letter we entered into with Mr. Ogier, his annual salary is $300,000. Mr. Ogier will be eligible to earn an annual performance bonus of up to 50% of his annual salary based on meeting certain performance goals mutually established by him and the Board of Directors. We have agreed to pay Mr. Ogier a bonus of $50,000 on January 31, 2006, which amount will be credited against the annual bonus that may be payable to Mr. Ogier at the end of his first year of employment. The agreement is terminable by either Mr. Ogier or by us at any time for any reason. However, if we terminate Mr. Ogier’s employment without Cause (as defined in the employment letter), or if Mr. Ogier elects to terminate his employment for Good Reason (as defined in the employment letter), Mr. Ogier will be entitled to twelve months of salary continuance, including health benefits.

In connection with his employment, we agreed to issue to Mr. Ogier a stock option to purchase 500,000 shares of the our common stock at an exercise price equal to the closing price of the common stock on the day prior the date he commenced employment. This option will vest as follows: 250,000 shares on the one year anniversary of the date Mr. Ogier’s employment commences, and 250,000 shares will vest ratably at the end of each of the twelve months of the second year of employment. The vesting period of the foregoing options will accelerate under certain circumstances, including upon the occurrence of certain corporate transactions, including a merger of this corporation or a sale of all or substantially all of its asset, or if Mr. Ogier terminates his employment for Good Reason.

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The date of this Prospectus Supplement is December 21, 2005.

Effective March 31, 2005, we had entered into an employment agreement with Amy Factor pursuant to which Ms. Factor was appointed as our interim Chief Executive Officer. Under the agreement, Ms. Factor agreed to serve as our Chief Executive Officer until a permanent Chief Executive Officer was hired. Since Mr. Ogier became the new Chief Executive Officer on November 7, 2005, Ms. Factor resigned employment as our Chief Executive Officer on November 8, 2005. Ms. Factor, however, continues to be a member of the Board of Directors.

Selling Securityholders

The information in the Prospectus in the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Selling Stockholders” is amended by this Prospectus Supplement to reflect the recent transfer by Gary Ballen to Triax Capital Management, Inc. of a warrant to purchase 400,000 shares of our common stock. The Prospectus registers the 400,0000 shares that Mr. Ballen had the right to acquire prior to his sale of the warrant to Triax Capital Management, Inc., and the 400,000 shares are now included in the number of shares that Triax Capital Management, Inc. is entitled to sell under the Prospectus. As a result of the foregoing transfer, the number of shares “Security Ownership of Certain Beneficial Owners and Management” table as being beneficially owned by Mr. Ballen is reduced from 1,139,222 shares to 739,222 shares.

Information about selling stockholders may change over time. Changed information of which we become aware will be set forth in prospectus supplements to the extent required by the Securities Act of 1933, as amended, and the rules thereunder. We also will set forth in prospectus supplements any other additional information relating to selling stockholders to the extent so required.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.